

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via E-mail
Daniel D. Springer
Chief Executive Officer
Responsys, Inc.
1100 Grundy Lane, 3rd Floor
San Bruno, CA 94066

     Re: **Responsys, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed on March 18, 2013
              File No. 001-35125

Dear Mr. Springer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

1.   Please confirm in future filings you will provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K regarding your backlog or similar disclosure, such as bookings, or tell us why the disclosure is not required. We note you refer to bookings on page 16 of your Form 10-K and bookings was used as performance criteria in awarding an officer annual incentive-based compensation, as disclosed on page 22 of your definitive proxy statement for your 2013 annual meeting.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital resources, page 49

2.   You disclose that undistributed earnings of certain foreign subsidiaries considered to be indefinitely reinvested of the company amounted to $2.2 million at December 31, 2012. Tell us your consideration to quantify the amount of cash, cash equivalents, and investments that are currently held in these subsidiaries and supplementally quantify these amounts in your response. Additionally, to the extent that the majority of such funds are held in certain countries, tell us your consideration to disclose the names and tax rates of such countries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 15. Exhibits, Financial Statement Schedules

3.   In light of your discussion on page 20 of the risk of interruptions or delays in services from your third-party data center hosting facilities and the disclosure of a past service disruption in the fourth quarter of 2012, it appears that you may be substantially dependent upon on your data center agreement for your San Jose facility for the purposes of Item 601(b)(10) of Regulation S-K. Please confirm you will file the appropriate agreement with your next filing or explain to us why you believe this agreement is not material. Your disclosures on pages 9 and 20 address your built-in redundancy, but please address your ability to transfer your data center requirements to another provider and its impact to your operations in your materiality analysis.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief